SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
                            Amendment 3

             Under the Securities Exchange Act of 1934

                      Applied Energetics, Inc
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             03819M106
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          Stephen McCommon
                    c/o Applied Energetics, Inc.
                    2480 W Ruthrauff Road, suite 140Q
                          Tucson, AZ 85705
                           520-628-7415
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                         May 17, 2016
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [ ]





CUSIP No. 03819M106                                      13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     George Farley
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b)
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     N/A
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
___________________________________________________________________
                                   : (7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :      5,000,000 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               : (8) SHARED OR NO VOTING POWER

                                   :

                                   ________________________________
                                   : (9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :       5,000,000 shares
                                   ________________________________
                                   : (10) SHARED DISPOSITIVE POWER
                                   :
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,000,000 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      3.2%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________

    This Attachment is being filed solely to correct the percentage of the Common Stock beneficially owned by the Reporting Person and the outstanding shares of Common Stock used to calculate the Reporting Person percentage of ownership as reflected in this amendment to his Schedule 13 D.

Item 1.  Security and Issuer

   This schedule relates to the Common Stock, par value $.001
--Common Stock-- issued by Applied Energetics, Inc, a Delaware corporation, located at 2480 W. Ruthrauff Road Suite140Q,
Tucson, AZ 85705



Item 2.  Identity and Background

    (a) This statement is filed by George Farley -the Reporting
        Person-. The address of the Reporting Person is 7 Royal Tern Rd., Hilton Head, SC 29928.
        The Reporting Person is a United States Citizen

Item 4.  Purpose of Transaction

    On May 17, 2016, the Reporting Person gifted 20,000,000 shares of Common Stock

Item 5.  Interest In Securities Of The Issuer

    -a- The Percentage of Common Stock beneficially owned by the Reporting Person reflected in this Report is based upon 154,785,520 outstanding shares of Common Stock on November 5, 2016 according to the Companys Form 10-Q for the Quarterly Period Ended
          September 30, 2016. On May 17, 2017 the Reporting Person beneficially owned 5,000,000 shares of Common Stock which comprised 3.2 % of the issued and outstanding Common Stock.


                                     Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  02/14/2017

                                 By /s/ George P Farley
                                 _______________________________
                                 George P Farley, Chairman and CEO